Shareholder Meeting Results (unaudited)

The Annual Meeting of Shareholders of the Hawaiian Tax-Free Trust
 (the 'Trust') was held on September 12, 2008. The holders of shares representing 75% of the total net asset value of the shares entitled to vote were present in person or by proxy. At the meeting, the following matters were voted upon and approved by the shareholders (the resulting votes are presented below).

1. To elect Trustees.

			Dollar Amount of  Votes:

	Trustee			For			Withheld

Thomas W. Courtney		$516,487,046		$ 7,000,055
Diana P. Herrmann		$516,640,886		$ 6,846,215
Stanley W. Hong		$516,351,626		$ 7,135,475
Theodore T. Mason		$516,577,470		$ 6,909,631
Russell K. Okata		$511,242,482		$12,244,620
Douglas Philpotts		$515,496,878		$ 7,990,212
Oswald K. Stender		$510,772,218		$ 12,714,873



2. To ratify the selection of Tait, Weller & Baker LLP as the Trust's independent registered public accounting firm.

			Dollar Amount of  Votes:

		For	Against	Abstain

		$509,975,675	$3,631,592	$9,879,823